Aja HoldCo, Inc.
51 Astor Place, 10th Floor
New York, New York 10003

July 11, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Conlon Danberg and Tonya Aldave

Re:	Aja HoldCo, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed June 25, 2024
File No. 333-278811

Ladies and Gentlemen:

On behalf of our client, Aja HoldCo, Inc. (the “Registrant”), we set forth below the Registrant’s response to the letter, dated July 11, 2024, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amendment No. 2 to the registration statement on Form S-4 filed by the Registrant on June 25, 2024 (the “Registration Statement”).

In order to facilitate your review, we have restated the Staff’s comments in this letter, and we have set forth the Registrant’s responses immediately below the Staff’s comments.

In addition, the Registrant has revised the Registration Statement in response to the Staff’s comments and is, concurrently with the submission of this letter, filing an amendment to the Registration Statement (the “Amendment”), which reflects the revisions described in the Registrant’s responses below and clarifies certain other information. The page numbers in the text of the Registrant’s responses included below correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Amendment No. 2 to Registration Statement on Form S-4

ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 232

1.
Staff’s Comment: Please provide a discussion and analysis of ARYA’s fiscal year 2023 to fiscal year 2022 results of operations. Refer to Item 14(h) of Form S-4 and Item 303 of Regulation S-K for guidance.

Response: The Registrant acknowledges the Staff’s comment and has revised the disclosure on page 231 accordingly.

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
July 11, 2024

Business of Adagio and Certain Information About Adagio
Ventricular Tachyarrhythmias, page 241

2.
Staff’s Comment: We note your reference in the first paragraph on page 243 to “a catheter market that is currently estimated to be $0.3 billion.” On page 6 of the investor presentation, dated June 2024, which was included as Exhibit 99.1 to the Current Report on Form 8-K filed by ARYA Sciences Acquisition Corp IV on June 11, 2024, you refer to the “~$3 billion catheter market.” Please tell us if the estimated size of the catheter market is $0.3 billion or $3 billion and revise your disclosure for consistency as applicable.

Response: The Registrant acknowledges the Staff’s comment and has revised the disclosure on page 243 accordingly. It is the VT catheter market that is currently estimated at $0.3 billion.

Description of New Adagio Securities
Exclusive Jurisdiction of Certain Actions, page 337

3.
Staff’s Comment: We note that Article VIII of the Form of Certificate of Incorporation of New Adagio and Section 9.5 of the Form of Bylaws of New Adagio each contain forum selection clauses. Please clarify which forum selection provision will be in effect after the closing. Disclose whether the forum selection provision in effect after the closing applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The Registrant acknowledges the Staff’s comment and has (i) removed Section 9.5 from the Form of Bylaws of New Adagio, (ii) revised Article VIII of the Form of Certificate of Incorporation of New Adagio, and (iii) revised the disclosure on pages 91-92 and 337 accordingly.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Peter Seligson (by telephone at (212) 446-4756 or by email at peter.seligson@kirkland.com) or Mathieu Kohmann (by telephone at (212) 390-4510 or by email at mathieu.kohmann@kirkland.com) of Kirkland & Ellis LLP.

[Signature Page Follows]

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
July 11, 2024

Sincerely,

AJA HOLDCO, INC.

/s/ Adam Stone
Name: Adam Stone
Title: Chief Executive Officer

Via E-mail:

cc:	Peter Seligson Mathieu Kohmann Kirkland & Ellis LLP Michael S. Lee Michael Sanders Reed Smith LLP